UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Baumbaugh, Cregg B.
   3650 131st Avenue SE, Ste. 400
   Bellevue, WA  98006
   USA
2. Issuer Name and Ticker or Trading Symbol
   VoiceStream Wireless Corporation
   VSTR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President - Finance, Strategy and Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/3/99|J (1| |57,060            |A  |           |57,060             |D     |                           |
                           |      |)   | |                  |   |           |                   |      |                           |
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Common Stock               |5/3/99|J (1| |5,800             |A  |           |5,800              |I     |By trust                   |
                           |      |)   | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option - Right t|$2.146  |5/21/|A   |V|46,500     |A  |Immed|1/1/0|Common Stock|46,500 |       |46,500      |D  |            |
o Buy                 |        |99   |    | |           |   |.    |4    |            |       |       |            |   |            |
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Stock Option - Right t|$5.153  |5/21/|A   |V|62,000     |A  |Immed|12/31|Common Stock|62,000 |       |62,000      |D  |            |
o Buy                 |        |99   |    | |           |   |.    |/04  |            |       |       |            |   |            |
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Stock Option - Right t|$6.011  |5/21/|A   |V|58,125     |A  |Immed|7/29/|Common Stock|58,125 |       |58,125      |D  |            |
o Buy                 |        |99   |    | |           |   |.    |05   |            |       |       |            |   |            |
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Stock Option - Right t|$7.307  |5/21/|A   |V|5,430      |A  |Immed|12/31|Common Stock|5,430  |       |5,430       |D  |            |
o Buy                 |        |99   |    | |           |   |.    |/06  |            |       |       |            |   |            |
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Stock Option - Right t|$9.25   |5/21/|A   |V|10,000     |A  |Immed|1/1/0|Common Stock|10,000 |       |10,000      |D  |            |
o Buy                 |        |99   |    | |           |   |.    |8    |            |       |       |            |   |            |
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Stock Option - Right t|$6.011  |5/21/|A   |V|36,393     |A  |7/29/|7/29/|Common Stock|36,393 |       |36,393      |D  |            |
o Buy                 |        |99   |    | |           |   |99   |05   |            |       |       |            |   |            |
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Stock Option - Right t|$7.307  |5/21/|A   |V|37,566     |A  |(2)  |12/31|Common Stock|37,566 |       |37,566      |D  |            |
o Buy                 |        |99   |    | |           |   |     |/06  |            |       |       |            |   |            |
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Stock Option - Right t|$9.25   |5/21/|A   |V|56,350     |A  |(3)  |1/1/0|Common Stock|56,350 |       |56,350      |D  |            |
o Buy                 |        |99   |    | |           |   |     |8    |            |       |       |            |   |            |
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Stock Option - Right t|$11.324 |5/21/|A   |V|75,134     |A  |(4)  |1/1/0|Common Stock|75,134 |       |75,134      |D  |            |
o Buy                 |        |99   |    | |           |   |     |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1.  Pursuant to a spin-off of VoiceStream Wireless Corporation ("VoiceStream")
by Western Wireless Corporation
("Western Wireless") on May 3, 1999, Western Wireless distributed to its shareholders on a tax-free basis one
share of VoiceStream common stock for each share of Western Wireless common stock owned at the time of the
spin-off.  No additional consideration was paid for such VoiceStream common stock.
2.  Option vests in two equal annual increments beginning on
12/31/99.
3.  Option vests in three equal annual increments beginning on
1/1/00.
4.  Option vests in four equal annual increments beginning on
1/1/00.